

Mail Stop 4720   January 6, 2011

Mr. Timothy A. Peach
Chief Financial Officer and Treasurer
OnCure Holdings, Inc.
188 Inverness Drive West, Suite 650
Englewood, Colorado 80112

> **Re: OnCure Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Amendment no. 1 filed December 22, 2010**
> **File No. 333-170100**

Dear Mr. Peach:

We have reviewed your amended registration statement and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Company Overview, page 1

1. We note you generally receive a management fee based on a fixed percentage of a group's earnings. Please clarify whether you pay the costs of operating the centers from this management fee. In addition, please clarify whether you earn revenues from the facilities, equipment and staffing you provide. Please provide similar disclosure in the section entitled "Net Revenues and Expenses."

2. We note your reference to physician succession planning services. Please expand the discussion to describe the nature and significance of these services.

Strong and Diversified Business and Payor Mix, page 6

3. Please reconcile your statement pertaining to a broad range of payors with the risk factor disclosure that 45% of your affiliated physician groups net revenue for the nine months ended September 30, 2010 consisted of payments from Medicare and Medicaid.

Our Sponsor, page 7

4. Please expand the discussion to explain what you mean by the term "sponsor" and to disclose the extent of ownership by Genstar or its affiliates.

"We are a holding company and depend upon the earnings of our subsidiaries to make payments on the exchange notes," page 35

5. We note your response to comment 39 and reissue the comment in part. Please expand the discussion to briefly describe the specific limitations under the respective jurisdictions where your subsidiaries are organized.

Business Overview, page 56

6. Please expand the discussion to provide your estimate of the number of freestanding treatment centers in California and Florida, respectively.

7. We note your reference to "de novo" sites and the lease of existing centers and the purchase of existing assets within such centers. Please expand the discussion to quantify the number of your centers that were acquired or leased from, directly or indirectly, your affiliated physician groups.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounts Receivable and Allowances for Doubtful Accounts, page 68

8. Refer to Comment 58. You state on page 68 that "As part of the MSA, and in consideration of the management services we provide to them, the affiliated physician groups assign their accounts receivable to us."; and, further that "We collect accounts receivable on behalf of our affiliated physician groups and remit amounts due to them after retaining our management services fee." Please tell us, citing specific authoritative guidance, your basis for recording these accounts receivable, owed to your affiliated physician groups, on your financial statements. Further explain what corresponding accounts are credited and how any allocations are determined at the date patient services are delivered.

Compensation Discussion and Analysis, page 102

9. Please note that your next amendment should reflect 2010 information in the discussion, summary compensation table and related tables as may be applicable.

Audited Financial Statements

Notes to Consolidated Financial Statements

9. Acquisitions, page F-36

10. Refer to Comment 83. We believe that the previously requested information is required as the periods in question are presented in your consolidated financial statements. Please revise your disclosure to comply with ASC 805-20-50-1, specifically address paragraph c, and 805-30-50-1, specifically address paragraph a.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Peklenk at (202) 551-3661 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715, with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Patrick H. Shannon, Esq.
        Latham & Watkins LLP
        555 Eleventh Street, N.W., Suite 1000
        Washington, D.C. 20004